FORM 8-A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF
SECURITIES PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Pepco Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2297449
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

701 Ninth Street, N.W. Washington, D.C. (202) 872-2000	
	20068
(Address of Principal Executive Offices)	(Zip Code)

     If this form relates to the registration of a class of securities
pursuant to Section 12(b) of the Exchange Act and is effective pursuant to
General Instruction A.(c), check the following box. [X]

     If this form relates to the registration of a class of securities
pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
General Instruction A.(d), check the following box. [   ]

     Securities Act registration statement file number to which this form
relates: 333-57042

     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock par value $.01 per share	New York Stock Exchange

     Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1.   Description of Registrant's Securities to be Registered.

The information required by this Item is incorporated herein by reference to the Registrant's Registration Statement on Form S-4 (File No. 333-57042) as filed with the Securities and Exchange Commission on March 14, 2001, as amended on April 30, 2001, May 24, 2001 and May 30, 2001 (the "Registration Statement").

Item 2.   Exhibits.

(1)   Amended and Restated Certificate of Incorporation of Pepco Holdings (formerly, New RC, Inc.) included as Annex B to the form of Joint Proxy Statement/Prospectus included in the Registration Statement).

(2)   Amended and Restated Bylaws of Pepco Holdings (formerly, New RC, Inc.) (included as Annex C to the form of Joint Proxy Statement/Prospectus included in the Registration Statement).

(3)   Agreement and Plan of Merger, dated as of February 9, 2001, among Potomac Electric Power Company, Pepco Holdings, Inc. (formerly, New RC, Inc.) and Conectiv (included as Annex A to the form of Joint Proxy Statement/Prospectus included in the Registration Statement).

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PEPCO HOLDINGS, INC.

Date: July 23, 2002   By: D. R. WRAASE
                                    Name: Dennis R. Wraase
                                    Title: President